SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                             SPECIALTY CATALOG CORP.
               --------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
               --------------------------------------------------
                           (Title Class of Securities)


                                   84748Q 10 3
               --------------------------------------------------
                                 (CUSIP Number)



         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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-----------------------------                    -------------------------------
CUSIP No. 84748Q 10 3                13G                 Page 2 of 5 Pages
-----------------------------                    -------------------------------



--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GKN SECURITIES CORP.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)|_|
                                                                         (b)|_|

                    N/A
--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
--------------------------------------------------------------------------------
                |  5          SOLE VOTING POWER
                |
                |               611,475 shares of Common Stock
     NUMBER OF  |---------------------------------------------------------------
      SHARES    |  6          SHARED VOTING POWER
   BENEFICIALLY |
     OWNED BY   |               0
       EACH     |---------------------------------------------------------------
     REPORTING  |  7          SOLE DISPOSITIVE POWER
      PERSON    |
       WITH     |               611,475 shares of Common Stock
                |---------------------------------------------------------------
                |  8          SHARED DISPOSITIVE POWER
                |
                |               0
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    611,475 shares of Common Stock
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                    N/A
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    13.0%
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

                    BD
--------------------------------------------------------------------------------




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---------------------------                      -------------------------------
CUSIP No. 84748Q 10 3              13G                    Page 3 of 5 Pages
---------------------------                      -------------------------------



Item 1(a). Name of Issuer:

                  The name of the issuer of the security to which this Schedule 13G pertains is Specialty Catalog Corp., a Delaware corporation ("Issuer").


Item 1(b). Address of Issuer's Principal Executive Offices:

                  The Issuer's principal executive offices are located at 21 Bristol Drive, South Easton, Massachusetts 02375.


Item 2(a). Names of Person Filing:

                  GKN Securities Corp.


Item 2(b). Address of Principal Business Office:

                  GKN Securities Corp. is located at 61 Broadway, New York, New York 10006.


Item 2(c). Citizenship:

                  N/A

Item 2(d). Title of Class of Securities:

                  The security to which this Schedule 13G relates is the Common Stock, par value $.01 per share, of the Issuer ("Common Stock").


Item 2(e). CUSIP Number:

                  The CUSIP Number assigned to the Common Stock is 84748Q 10 3.


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) |X| Broker or dealer registered under Section 15 of the Securities Exchange Act, as amended ("Act"),

(b)  |_| Bank as defined in Section 3(a)(6) of the Act,

(c)  |_| Insurance Company as defined in Section 3(a)(9) of the Act,

(d) |_| Investment Company registered under Section 8 of the Investment Company Act,

(e) |_| Investment Adviser registered under Section 9 of the Investment Company Act,


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-----------------------------                       ----------------------------
CUSIP No. 84748Q 10 3                  13G                    Page 4 of 5 Pages
-----------------------------                       ----------------------------


(f) |_| Employee Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d- 1(b)(1)(ii)(F),

(g)  |_| Parent Holding Company,  in accordance with Rule  13d-1(b)(ii)(G);  see
         Item 7,

(h)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership.

(a) Amount beneficially owned: 611,475 shares of Common Stock as of December 31, 1996

(b)  Percent of class: 13.0% of the outstanding shares of Common Stock

(c)  Number of shares of Common Stock as to which such person has:

     (i)  Sole  power to vote or to direct  the vote:  611,475  shares of Common
          Stock
     (ii) Shared power to vote or to direct the vote: 0 shares of Common Stock

     (iii) Sole power to dispose or to direct the disposition of: 611,475 shares

     (iv) Shared power to dispose or to direct disposition of: 0 shares of Common Stock


Item 5.  Ownership of Five Percent or Less of a Class.

                  Not Applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.


Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable.

----------------------------                     -------------------------------
CUSIP No. 84748Q 10 3               13G                     Page 5 of 5 Pages
----------------------------                     -------------------------------


Item 9.  Notice of Dissolution of Group.

                  Not Applicable.


Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 1997

                        GKN SECURITIES CORP.


                                           By: /s/Lawrence Wachler
                                           -------------------------------------
                                           Lawrence Wachler
                                           Title: Vice President and Assistant
                                                  Compliance Director


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